06050381

SECURI... ...MISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

| SEC FILE NUMBER |
|---|
| 8- 032279 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alpha Business Control Systems

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 Colusa Circle

(No. and Street)

| Kensington | California | 94707 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Hawks (510) 527-1750

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants

(Name — *if individual, state last, first, middle name*)

| 9010 Corbin Avenue, Suite 7 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 22 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Donald Hawks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Business Control Systems, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Alameda
Subscribed and sworn (or affirmed) to before me this 24 day of Aug., 2006

[signature]
Notary Public

[signature]
Signature

Pres.
Title

MONIQUE RICKEY
COMM. # 1405630
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Exp. Apr. 4, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Alpha Business Control Systems

## Report Pursuant to Rule 17a-5 (d)

## Financial Statements

## For the Year Ended June 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

## Independent Auditor's Report

Board of Directors
Alpha Business Control Systems

We have audited the accompanying statement of financial condition of Alpha Business Control Systems as of June 30, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpha Business Control Systems as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 8, 2006

*We Focus & Care*℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

**Alpha Business Control Systems**
**Statement of Financial Condition**
**June 30, 2006**

**Assets**

| | |
|---|---|
| Cash | $ 22,372 |
| **Total assets** | $ 22,372 |

**Liabilities & Stockholder's Equity**

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 4,938 |
| Income taxes payable | 940 |
| **Total liabilities** | 5,878 |
| **Stockholder's equity** | |
| Common stock, $100 par value; 500 shares authorized; 60 issued and outstanding | 6,000 |
| Retained earnings | 10,494 |
| **Total stockholder's equity** | 16,494 |
| **Total liabilities & stockholder's equity** | $ 22,372 |

*The accompanying notes are an integral part of these financial statements.*

**Alpha Business Control Systems**
**Statement of Operations**
**For the year ended June 30, 2006**

| | |
|---|---|
| **Revenues** | |
| Mutual fund income | $ 46,083 |
| Other income | 36,645 |
| **Total revenue** | 82,728 |
| **Expenses** | |
| Compensation and benefits | 67,677 |
| Communications | 2,789 |
| Occupancy and equipment rental | 2,900 |
| Taxes, other than income | 4,316 |
| Other operating expenses | 21,674 |
| **Total expenses** | 99,356 |
| **Income (loss) before income tax provision** | (16,628) |
| **Total income tax provision** | 800 |
| **Net income (loss)** | $ (17,428) |

*The accompanying notes are an integral part of these financial statements.*

**Alpha Business Control Systems**
**Statement of Changes in Stockholder's Equity**
**For the year ended June 30, 2006**

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| Balance, at June 30, 2005 | $ 6,000 | $ 27,922 | $ 33,922 |
| Net income (loss) | – | (17,428) | (17,428) |
| Balance, at June 30, 2006 | $ 6,000 | $ 10,494 | $ 16,494 |

*The accompanying notes are an integral part of these financial statements.*

**Alpha Business Control Systems**
**Statement of Changes in Cash Flows**
**For the year ended June 30, 2006**

| | | |
|---|---|---|
| **Cash flow from operating activities** | | |
| Net income (loss) | | $ (17,428) |
| Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities: | | |
| (Decrease) increase in: | | |
| Accounts payable | $ 4,261 | |
| Income tax payable | 140 | |
| **Total adjustments** | | 4,401 |
| **Net cash (used in) provided by operating activities** | | (13,027) |
| **Cash flows from investing activities** | | – |
| **Cash flows from financing activities** | | – |
| **Net increase (decrease) in cash** | | (13,027) |
| **Cash at the beginning of the year** | | 35,399 |
| **Cash at the end of the year** | | $ 22,372 |

**Supplemental disclosure of cash flow information**

| | |
|---|---|
| Cash paid during the period ended June 30, 2006 | |
| Income taxes | $ 800 |
| Interest | $ – |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

*General*

Alpha Business Control Systems (the "Company") was founded in 1984. As a broker/dealer in the securities industry the Company sells securities on a "mutual funds only" basis and does non-securities related business to a very limited number of customers in Northern California. The Company is a member of the National Association of Securities Dealers ("NASD"), Securities Investors Protection Corporation ("SIPC") and is licensed to sell life and disability insurance by the State of California.

The Company earned 40% of its total revenue from non-securities based other income. Of this 100% was earned from one consulting client. Interest income comprised the remainder of the other income.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. The Company depreciates its property and equipment using the straight line method of depreciation over the assets' useful lives of five (5) and seven (7) years. As of June 30, 2006 property and equipment are fully depreciated.

Rent expense for the year ended June 30, 2006 was $2,900. Rent is paid on a month to month basis.

**Note 2: OTHER INCOME**

Other income is non-securities based from the following sources:

| | |
|---|---|
| Business consulting | $ 36,470 |
| Interest | 175 |
| | $ 36,645 |

**Note 3: INCOME TAXES**

For the year ended June 30, 2006, the Company recorded the following tax provision.

| | |
|---|---|
| Current Federal Taxes | $ – |
| Current State Taxes | 800 |
| Total income tax provision | $ 800 |

The Company has available at June 30, 2006, unused net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $13,336. The net operating loss begins to expire in the year 2021.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

**Note 4: PENSION PLAN**

The Company maintains an employee profit sharing plan. The contributions are discretionary, with a maximum of $30,000 or 25% of eligible employees' compensation. All participating employees are always 100% vested. The Company contributed $13,535 to the plan for the year ended June 30, 2006.

**Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS**

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth.

**Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS**
(Continued)

This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

**Note 6: COMPUTATION OF NET CAPITAL**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2006, the Company had net capital of $16,494 which was $11,494 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($5,878) to net capital was 0.36 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

**Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a $939 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 17,433 |
| Adjustments: | | |
| Retained earnings | (939) | |
| Total adjustments | | (939) |
| Net capital per audited statements | | $ 16,494 |

**Alpha Business Control Systems**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of June 30, 2006**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Stockholder's equity | | |
| Common stock | $ 6,000 | |
| Retained earnings | 10,494 | |
| Total stockholder's equity | | $ 16,494 |
| Less: | | |
| Non-allowable assets | - | |
| Net adjustments to capital | | - |
| **Net Capital** | | 16,494 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 392 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | 5,000 |
| **Excess net capital** | | $ 11,494 |
| Percentage of aggregate indebtedness to net capital | 0.36:1 | |

There was a $939 difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2006. See Note 7.

*See independent auditor's report.*

**Alpha Business Control Systems**
**Schedule II - Computation for Determination of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**For the Year Ended June 30, 2006**

A computation of reserve requirement is not applicable to Alpha Business Control Systems as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

*See independent auditor's report.*

**Alpha Business Control Systems**
**Schedule III - Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**
**For the Year Ended June 30, 2006**

Information relating to possession or control requirements is not applicable to Alpha Business Control Systems as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

*See independent auditor's report.*

**Alpha Business Control Systems**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended June 30, 2006**

Board of Directors
Alpha Business Control Systems

In planning and performing our audit of the financial statements and supplemental schedules of Alpha Business Control Systems (the "Company"), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



***We Focus & Care***SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 8, 2006